Tenet Welcomes Former European Head of Marketing at Brother International, Luc E. Godard, as VP Marketing of its North American Operations

Toronto, Ontario--(Newsfile Corp. - January 11, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that the former Head of Marketing of Brother International's European operations, Luc E. Godard, has been appointed as VP of Marketing of Tenet's North American operations. As part of the Company's executive leadership team, Mr. Godard will be responsible for overseeing the execution of Cubeler's North American marketing strategy as Tenet officially begins to expand beyond China.

Luc E. Godard has over 20 years of marketing experience in consumer goods, consumer electronics, information technology and services industries. He has held key operational and strategic marketing management positions in both international and national organizations in multiple countries, including in the United Kingdom, France, China and Canada. Most recently he was Director of Marketing (European Head), and CSR Officer for Brother International Europe, leading a marketing team of over 150 employees in 29 countries. Prior to that, as Marketing Manager at Adidas China, he helped launch the Adidas brand in China by overseeing all marketing and branding activities in the country and growing Adidas' concept stores and corners from 0 to 250 shops within 4 years.

"Cubeler has an incredible opportunity to expand the Business Hub concept throughout the world, beginning with our upcoming launch in Canada," said Mr. Godard. "I look forward to leading the marketing team and helping communicate how our business ecosystem can help SMEs reach their full potential by giving them easy access to a variety of tools and services to help them do that."

Luc is fluent in English and French, is conversational in Spanish and Mandarin, and holds a master's degree in International Business & Management from EMBA / ISUGA - Quimper, France.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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